Spire Corporation
                                One Patriots Park
                             Bedford, MA 01730-2396
                      Tel. 781-275-6000 / Fax 781-275-6000




JAMES F. PARSLOW
Chief Financial Officer
Email:  jparslow@spirecorp.com

                                                        VIA EDGAR CORRESPONDENCE
                                                        ------------------------
October 28, 2005



Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549


Attn:   Jim B. Rosenberg
        Senior Assistant Chief Accountant

Re:     Spire Corporation
        Form 10-KSB for Fiscal Year Ended December 31, 2004
        Filed March 31, 2005
        File No. 000-12742



Dear Mr. Rosenberg:

This letter is submitted on behalf of Spire Corporation (the "Company" or "Spire") in response a conversation we had with Sasha S. Parikh, Staff Accountant, on October 19, 2005. The conversation related to the Company's responses included in its letter to you, dated September 29, 2005 (the "Response Letter"), which was filed in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-KSB for the fiscal year ended December 31, 2004, as set forth in a letter dated September 15, 2005 to Roger G. Little (the "Comment Letter"). We are filing this letter to set forth the Company's agreements with respect to additional disclosures to be included in future filings.

With respect to Comment No. 1 of the Comment Letter, the Company agrees that it will include in its Form 10-KSB for the fiscal year ended December 31, 2005 (the "2005 Form 10-KSB") additional information regarding its accounts receivable collection policies and procedures. The additional information provided will be consistent with the information included in the Company's Response to Comment No. 1 set forth in the Response Letter, but may be tailored and further refined to conform to standard industry disclosure practices as may be in effect from time to time.

With respect to Comment No. 2 of the Comment Letter, the Company agrees that it will include in its 2005 Form 10-KSB additional information regarding its policies and procedures with respect to estimates of items that reduce gross revenue such as product returns, customer rebates and other discounts and allowances. The additional information provided will be consistent with the information included in the Company's Response to Comment No. 2 set forth in the Response Letter, but may be tailored and further refined to conform to standard industry disclosure practices as may be in effect from time to time.

Page 2
Jim B. Rosenberg
Securities and Exchange Commission
October 28, 2005





With respect to Comment No. 3 of the Comment Letter, relating to the accrual basis on which the Company recognizes revenue on government contracts, the Company agrees that it will include in Footnote 2(b) of its 2005 Form 10-KSB the disclosure outlined in the Company's Response to Comment No. 3 set forth in the Response Letter.

With respect to Comment No. 4 of the Comment Letter, relating to funded and unfunded research and development costs, the Company agrees that it will include in Footnote 2(k) of its 2005 Form 10-KSB the disclosure outlined in the Company's Response to Comment No. 4 set forth in the Response Letter.


                                    * * * * *


In connection with the Company's responses contained in this letter, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 275-6000.




Sincerely,

Spire Corporation


/s/ James F. Parslow
-----------------------
James F. Parslow
Chief Financial Officer




cc:Jonathan Bell, Esq.